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                    SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549

                               FORM 12b-25

                      Commission File Number:038593

                       NOTIFICATION OF LATE FILING

(Check One): ()Form 10-K ()Form 11-K ()Form 20-F (X)Form 10-Q ()Form N-SAR

For Period Ended:        MARCH 31, 1998

() Transition Report on Form 10-K   () Transition Report on Form 10-Q
() Transition Report on Form 20-K   () Transition Report on Form N-SAR
() Transition Report on Form 11-K
     For the Transition Period Ended:   n/a

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to portion of the filing checked above,
identify the item(s) to which the notification relates:      n/a



                                  PART I
                          REGISTRANT INFORMATION

Full name of registrant   RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.

Former name if applicable                n/a

Address of principal executive office (street and number)

                          8080 NORTH CENTRAL EXPRESS WAY, SUITE 210 LB59


City, state and zip code         DALLAS, TEXAS 75206

                                 PART II
                         RULE 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
( X )
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    (b) The subject annual report, semi-annual report, transition report on
        Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) the accountant's statement or other exhibit required by Rule 12b-25 [c] has been attached if applicable.


                                 PART III
                                NARRATIVE

     State below in reasonable detail the reasons why Form 10-K 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant's independent accountants have not yet released the financial information.



                                 PART IV
                            OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

       Sheril Gardner                       214              891-7091
         (Name)                          (Area Code)   (Telephone Number)

   (2) Have all other periodic reports requited under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months of for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    (X) Yes
                                    () No
   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
thereof?                                (  ) Yes       ( X ) No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.
            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
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Date  May 15, 1998             By __________________\s\____________________

                                  Vance M. Arnold, Executive Vice President

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